Exhibit 99.2

INTERCURE

INTERCURE LTD.

Management Discussion & Analysis

For the year ended December 31, 2022

Management's Discussion and Analysis of Intercure

This Management's Discussion and Analysis ("**MD&A**") is dated March 31, 2023 and provides an analysis of the financial operating results for the year ended December 31, 2022. In this MD&A, references to the "Company," "Intercure," and "we," "us," and "our" are intended to refer to the business and operations of Intercure Ltd. and its subsidiaries, unless the context clearly indicates otherwise.

This MD&A should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2022 (the "**Annual Financial Statements**"), which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Amounts are presented in thousands of NIS, except for data otherwise noted that may be presented in CAD. The CAD/NIS exchange rate used, unless noted otherwise, was 2.597 NIS for 1 CAD.

Forward-Looking Statements

This MD&A may contain forward-looking information within the meaning of applicable securities legislation, which reflects Intercure's current expectations regarding future events, including statements regarding developments in the Company's operations in future periods, adequacy of financial resources, and future plans and objectives of the Company. The words "anticipate," "expect," "believe," "could," "estimate," "intend," "may," "plan," "potential," "should," "will," "would," and similar words, phrases or expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words.

Forward-looking information in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in preparing forward-looking information include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; our ability to respond to the changes and trends in our industry or the global economy; our ability to maintain sufficient and effective production and R&D capabilities; the impact of competition; future production and supply levels, and future consumer demand levels; the price of cannabis and cannabis related products; the demand for our products will grow for the foreseeable future; the severity, duration and impacts of COVID-19 on the economy and our business and the changes in laws, rules, regulations, and global standards.

Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Intercure's control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the Israeli regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading "Risk Factors" in the Company's most recent Annual Information Form (the "AIF"), which section is hereby incorporated herein by reference. Intercure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

All the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Non-IFRS Measures

In this MD&A, we use certain non-IFRS financial measures to measure, compare and explain the operating results and financial performance of Intercure. These measures are commonly used by companies operating in the cannabis industry as useful metrics for measuring performance. However, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Intercure defines such financial measures as follows:

"Adjusted EBITDA" means EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income); and

"EBITDA" means net income (loss) before interest, taxes, depreciation and amortization.

Cannabis Sector

Full Year 2022 Key Financial & Operating Highlights

- Record fiscal year 2022 revenue of $150 (NIS 389 million) million.
- Gross profit of $61 million (NIS 158 million) and gross margin of 41%.
- Adjusted EBITDA* of $32 Million (NIS 84 million) representing 22% of revenues.
- Net income (consolidated) of $17 (NIS 44 Million).
- Generated positive (consolidated) cash flow from operations of $20 Million (NIS 51 Million).
- Cash (consolidated) at year end of $95 million (NIS 246 million).
- Increased market share due to solid demand for Canndoc's branded products and expansion of the Company's medical cannabis dispensing operations.
- Added 8 locations to its leading medical cannabis dedicated pharmacy chain to a total of 28, out of which 20 are actively dispensing medical cannabis.
- Executed our global expansion strategy with the successful opening of the first Cookies flagship store in Vienna, Austria, and adding the first location in London, UK which in the process of obtaining regulatory approvals. (Part of the total 28 location mentioned above).
- Scaled up our cultivation, production facilities and expended our distribution pharmaceutical logistic hub capacity, further solidifying us as one of the largest and most advanced platforms in the space.
- Record of new product launches with more than 30 new GMP SKUs added to the Company's portfolio of products during the quarter.
- First company to comply with the new strict 109 import regulations of the Israel Medical Cannabis Agency, resuming importation of medical cannabis to Israel.

*Cannabis Sector

Cannabis Sector

Forth Quarter 2022 and Recent Financial & Operating Highlights

- Record revenue of $41 million (NIS 106 million), 33% growth YoY and 5% QoQ growth.

- Gross profit of $14 million (NIS 37 million), gross margin of 35% dropped from 44% (QoQ) as a result of market conditions. During the forth quarter financially struggling companies and companies exiting the market sold low to mid quality products at lower prices to liquidize their inventories. This reflected mainly on our ultra-medical and legacy products while the prices for our top selling high quality products remained solid.

- Adjusted EBITDA of $7 million (NIS 19 million), representing 18% of revenues.

- Expended our exclusive partnership with Organigram, a world-leading indoor grower to supply us up to 20 tonns, and extend its reach into new territories and product lines.

- Announced expansion of the company's partnership forming a collaboration with the renowned cannabis brand 'Binske' to develop and offer a range of non-flower cannabis products, which we believe will significantly enhance our product portfolio and further strengthen our market position.

Post-fourth quarter 2022 Highlights

- Successfully completed export of our GMP products to Intercure's EU hub, preparing for commercial launches of our products in UK and Germany.
- Announced the termination of the Better acquisition agreement, which has led subsequent lawsuit to recover the funds loaned in connection with the merger agreement.

“We are pleased to report another record-breaking quarter and fiscal year for InterCure, solidifying our leading position. As our target markets are evolving, we remain focused on execution with financial discipline while navigating through regulatory barriers and market challenges. During 2022, we have successfully ramped up our upstream global supply chain and scaled our downstream distribution operations to meet the solid demand for our high-quality branded products. While favorable regulatory cannabis reforms are on the horizon, we expect our growth journey to continue as we remain focused and committed to expand our leading platform, building shareholder value and improving quality of life for patient communities across the word.”

Alexander Rabinovitch

InterCure’s Chief Executive Officer

Cannabis Sector
Annualized Quarterly Revenues Run Rate (millions)
₪45
$17
Q2-20
₪90
$35
Q3-20
₪108
$42
Q4-20
₪132
$51
Q1-21
₪181
$70
Q2-21
₪247
$95
Q3-21
₪319
$123
Q4-21
₪349
$134
Q1-22
₪381
$147
Q2-22
₪402
$155
Q3-22
₪422
$162
Q4-22

Quarterly revenues (millions)
₪11
$4
₪22
$8
₪27
$10
₪33
$13
₪45
$17
₪62
$24
₪80
$31
₪87
$34
₪95
$37
₪101
$39
₪106
$41
Q2-20
Q3-20
Q4-20
Q1-21
Q2-21
Q3-21
Q4-21
Q1-22
Q2-22
Q3-22
Q4-22

Revenues (millions)

₪65
$25
₪220
$85
₪389
$150
2020
2021
2022

Gross Profit (millions)
₪30
$12
₪96
$37
₪159
$61
2020
2021
2022

Operating Profit (millions)*

₪14
$5
₪45
$17
₪69
$27
2020
2021
2022

*Cannabis Sector

Net Income (millions)

₪44
$17
₪7
$3
₪1
2020*
2021
2022

*Changes in the fair value of financial assets

Adjusted EBITDA (millions)*
₪16
$6
₪57
$22
₪84
$32
2020
2021
2022

*Cannabis Sector

Cash (millions)

₪27
$10
₪38
$15
₪217
$84
₪246
$95
2019
2020
2021
2022

Expanding our leading medical cannabis dispensing pharmacy chain

In process
Fully operational
1
1
1
2
1
5
3
8
6
12
7
13
9
14
8
16
6
19
8
20
Q3-20
Q4-20
Q1-21
Q2-21
Q3-21
Q4-21
Q1-22
Q2-22
Q3-22
Q4-22

Expanding our leading medical cannabis dispensing pharmacy chain

עמדה 5

Greenzone x givol

Cookies

New Releases

SPACE LABS

SPACE LABS
INTERGALACTIC
IMC - Medical Grade | Cannabis Inflorescences
T20/C4 HYBRID
THC RICH
SPACE LABS
CALIFORNIA KUSH
IMC - Medical Grade | Cannabis Inflorescences
T20/C4 HYBRID
THC RICH
SPACE LABS
PEACEMAKER
IMC - Medical Grade | Cannabis Inflorescences
T20/C4 SATIVA
THC RICH
SPACE LABS
KRYPTONITE
IMC - Medical Grade | Cannabis Inflorescences
T20/C4 INDICA
THC RICH
SPACE LABS
YO DA KUSH
IMC - Medical Grade | Cannabis Inflorescences
T20/C4 INDICA
THC RICH

New Releases

HUMBOLDT™

HUMBOLDT
The Wedding Cake
ALASKAN THUNDER
DO SI DO
Tahoe Alien
White Rhino
Pink Runtz
Rainbow Runtz

Cookies

MINNTZ
THE SOAP
IMC-Medical Grade | Cannabis Inflorescences
T20/C4 INDICA
For use by inhalation
THC RICH
10gram

GEORGIA PIE
IMC-Medical Grade | Cannabis Inflorescences
T20/C4 INDICA
For use by inhalation
THC RICH
10gram

GARY PAYTON
Cookies
IMC-Medical Grade | Cannabis Inflorescences
T20/C4 INDICA
For use by inhalation
THC RICH
10gram

BLANCO
IMC-Medical Grade | Cannabis Inflorescences
T20/C4 SATIVA
For use by inhalation
THC RICH
10gram

MEDELLIN
IMC-Medical Grade | Cannabis Inflorescences
T20/C4 SATIVA
For use by inhalation
THC RICH
10gram

Overview

We are an Israeli public corporation with shares listed for trading on the Tel Aviv Stock Exchange under the symbol “INCR”, on the Toronto Stock Exchange under the symbol “INCR:U” and on the Nasdaq under the symbol “INCR”.

We, mainly through our wholly owned subsidiaries, Canndoc Ltd. (“Canndoc”) and Pharma Zone Pharmacy Ltd. (“Pharma Zone”), and through our majority interest in Cannolam Ltd. (“Cannolam”) and other pharmacies and trade houses, operate primarily in the medical cannabis sector (“Cannabis Sector”). In addition, we, have financial assets in the biomed sector that were made for investment purposes and do not represent a material focus of our current business (“Biomed Sector”).

We are a pioneer in the production (including the breeding, cultivating, and processing), manufacturing and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use. For more than 15 years, we have been a leader in the licensed production and distribution of cannabis and cannabis-based products throughout Israel, one of the first countries with a governmentally sanctioned regime for the production, manufacturing, and distribution of cannabis for medical use. We have developed advanced production operations, secured long-term exclusive strategic agreements with other global leaders in medical cannabis, compiled a database cataloguing the treatment of thousands of patients, established sales of our products in all cannabis-licensed pharmacies throughout Israel, and secured our position as thought leaders in the global cannabis industry. Our goal is to be a global leader in the production and distribution of high-quality pharmaceutical-grade cannabis and cannabis-based products to patients in all territories that permit and regulate the distribution of cannabis for medical use, including Israel, and the European Union.

Since the beginning of 2020, we have focused on accelerating and growing our commercial activity in major markets around the world. As part of our global vertically integrated “seed-to-sell” model, we have entered into exclusive collaborations with some of the largest international cannabis companies in the world including Tilray, Organigram, Charlotte’s Web and Cookies. These strategic agreements serve to advance our capabilities and emphasize our focus on delivering premium quality and branding to Israel and other target markets. We have expanded cooperation agreements for the production, marketing and distribution of our products in countries with supportive regulations.

We believe in the uncompromising quality of our products and we are leading the trend towards the pharmaceutical standard in the medical cannabis industry, both through a high quality, advanced production system and through extensive research and development with nine clinical studies approved by the Minister of Health. We have acquired a unique knowledge throughout our 15 years of experience operating in the cultivation, growth and genetics of cannabis strains. In addition, we have invested in a production system that adheres to the strictest regulatory and quality standards. In doing so, we achieve the highest standard of product quality for our patients and for commercial research collaborations. We believe this will enable us to enter into future target markets and strategic partnerships, expanding our leadership globally.

Full Year 2022 Key Financial & Operating Highlights

For Intercure (on a consolidated basis):

●	Record fiscal year 2022 revenue and Adjusted EBITDA of NIS 389 million and NIS 77 million, respectively, representing an increase of 77% and 50% year-over-year, respectively.

●	Operating profit for the full year of 2022 of NIS 51 million compared to an operating profit of NIS 28 million in 2021, primarily due to revenue growth.

●	Positive cash from operations of NIS 51 million compared to NIS 30 million in 2021.

●	Increased market share due to solid demand for Canndoc’s branded products and expansion of the Company’s medical cannabis dispensing operations.

●	Added 8 locations to its leading medical cannabis dedicated pharmacy chain to a total of 28, which 20 were actively dispensing medical cannabis.

●	Cash and cash equivalents of NIS 246 million on December 31, 2022 compared to NIS 217 million in December 31, 2021, primarily due to positive cashflow generated during the year.

For the cannabis operations specifically:

●	Record revenue of NIS 389 million for the full year ended December 31, 2022 compared to NIS 219 million for the same period in 2021.

●	Twelfth consecutive quarterly record revenue of NIS 106 million, for the fourth quarter ended December 31, 2022 which represent 33% growth from the same period of 2021 (NIS 80 million), primarily due to the growing medical cannabis market, increasing the demand for our products and the expansion of our pharmacy chain.

Review of the Company’s Operations

a. Production operations

Our fully owned and operational production facilities include 355,000 square feet of growing and production area which together can produce up to 10 tonnes per year. Assuming our facilities are fully developed and operate at their maximum capacity, and all regulatory approvals are received, our operations allow for a maximum production capacity of over 100 tonnes of high-quality medical cannabis. In addition, we have entered several strategic supply agreements with partners that according to regulatory requirements and our quality protocols can supply us with bulk level ingredients for our branded products. This supply chain enables us to scale up while be flexible and efficient, and to meet the standards required to execute commercial exports from Israel and to serve growing demand in Israel and around the world.

Israeli Production Facilities

Through our partnership with Kibbutz Nir-Oz we operate one of the largest and most advanced medical cannabis production sites in Israel and in the world, covering a total area of 1.7 million square feet, of which 300,000 square feet are operational and produce up to 7 tonnes of pharmaceutical-grade cannabis per year. Full development of the southern facility will allow us to produce up to 88 tonnes of pharmaceutical-grade cannabis per year. The development of the southern site is carried out in a modular manner in accordance with the regulatory developments concerning the export of medical cannabis from Israel.

Through our partnership with Beit HaEmek Kibbutz, we own and operate our primary production facility, located in northern Israel, utilizing climatized greenhouses. This site currently occupies approximately 55,000 square feet with the capacity to produce up to 3 tonnes of pharmaceutical-grade cannabis per year. Full development of the northern facility will allow us to produce up to 12 tonnes of pharmaceutical-grade cannabis per year.

b. Exclusive Partnerships with Global Leaders

We have entered the following partnerships, all of which provides us with exclusive relationships to distribute the noted products within certain geographical areas:

Cookies

Cookies is one of the most well-respected and top-selling cannabis brands in California and throughout the world. Cookies and its products are recognized globally and offer a collection of over 150 proprietary cannabis varieties and product lines.

Cannolam entered into an exclusive license agreement with Cookies in 2019 by which Cannolam has the exclusive rights to use the Cookies brand in Israel. Cannolam currently operates two Cookies-branded pharmacy in Jerusalem and Be’er Sheva which was approved to sell medical cannabis in the third quarter of 2022.

We entered into a multi-year agreement with Cookies under which we expect to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom, subject to local regulations. Our first store in Austria opened in the second quarter of 2022 and our first store in the UK is expected to open in in the second quarter of 2023 as a result of delays caused by local regulations.

Tilray

Tilray Inc. (NASDAQ: TLRY) (“Tilray”) is a global pioneer in the research, cultivation, production, and distribution of cannabis and cannabinoids, currently serving patients and consumers in 16 countries spanning five continents.

In December 2019, we established a strategic collaboration with Tilray and its wholly-owned subsidiary, Tilray Portugal Unipessoal LDA (“Tilray Portugal”) for the purpose of providing us with access to existing and potential markets in Tilray’s operating territories. The collaboration between Tilray and us consists of a set of agreements with Tilray Portugal (the “Tilray Agreements”). The Tilray Agreements provide us with a seven-and-a-half year exclusivity period over all of the final Tilray-branded products sold in Israel.

In December 2021, we learned that Tilray Portugal had sold 500 kilograms of products to another Israeli company, which we believed violated the exclusivity provision in the agreement between us and Tilray Portgual. We exchanged correspondence with Tilray and Tilray Portugal in which we asserted that Tilray Portugal had violated the exclusivity provision and further asserted that our exclusivity rights remain in full force and effect. As we are still in dispute with Tilray and Tilray Portugal on this matter, we are continuing to assess our rights and remedies, including legal action against Tilray. Although the Israeli company responsible for violating our exclusivity agreement has declared bankruptcy, we are still considering pursuing compensation for the breach. As of the date of this MD&A, there have been no legal proceedings, and the parties are still discussing a possible resolution for the dispute.

Organigram

Organigram, Inc. (NASDAQ: OGI) (TSX: OGI) (“Organigram”), is a leading licensed producer of cannabis.

In June 2020, we entered into a contractual relationship with Organigram for the purpose of collaborating to develop, import and export medical cannabis products in the state of Israel and across Europe (the “Organigram Agreement”).

In accordance with the Organigram Agreement, we import 3,000 kilograms of medical cannabis products from Organigram’s advanced indoor facility in Canada and produce and market the “Canndoc Indoor” family of medical cannabis products in pharmacies throughout Israel. Final products are distributed by Canndoc’s distribution channels to all pharmacies in Israel. The Organigram Agreement provides us with an aggregate of up to a seven-and-a-half year exclusivity period (in addition to certain other rights and subject to certain conditions) over all of the final Organigram- branded products sold in Israel.

After the expiry of the Organigram Agreement’s initial 18-month term in December 2021, we exercised our option to import from Organigram an additional 3,000 kilograms per year of medical cannabis products for an additional period of two years.

On November 17, 2022 we announced that we entered into a new multi-year agreement with Organigram to continue supply of dried flower to InterCure. The New Strategic Agreement contemplates up to 20,000 kg to be supplied to InterCure’s international supply chain. Subject to the terms and conditions of the New Strategic Agreement, Organigram has agreed to exclusively supply Intercure in Israel for a period of three years and one extra year with a right of first refusal. Additionally, the parties agreed on certain popular genetics which will be exclusively supplied for distribution into Intercure’s international supply chain, subject to local regulations. Almost 3.5 tonnes have already been imported under the New Strategic Agreement.

Charlotte’s Web

Charlotte’s Web Inc. (TSX: CWEB) (OTCQX: CWBHF) (“Charlotte’s Web”) is the owner of one of the largest worldwide CBD brands.

In December 2020, we entered into a collaboration with Charlotte’s Web, under which are the sole partner of Charlotte’s Web in Israel, and through which its products will be marketed in Israel under a joint brand for the Israeli market, subject to certain conditions, including certain regulatory matters within central European countries and England (the “Charlotte’s Web Agreement”).

The Charlotte’s Web Agreement is for a period of five years (with a one-year extension option) from the date that CBD is removed from the Israeli Dangerous Drug Ordinance. On February 28, 2022, the Minister of Health adopted a committee recommendation to remove CBD from the Dangerous Drugs Ordinance, provided that the maximum concentration of THC in the finished product does not exceed 0.3%. The Minister of Health will sign an executive order, which will need to be affirmed by the Knesset’s Health Committee, to complete the delisting process. However, as the political status in Israel is uncertain due to the lack of a stable government, it is unclear when CBD will be delisted.

In March 2022, we announced a strategic partnership with Altman Health, the market leader with an unmatched shelf space of OTC and nutritional supplements at over 1,700 points of sale, including all major pharmacies. Intercure and Altman Health plan to register, market and distribute Charlotte’s Web branded products in Israel following the registration process of Charlotte’s Web’s products with the Israeli Ministry of Health. Although reaching an agreement with Altman Health marks a significant milestone for the company’s CBD expansion strategy, the joint venture has not been established yet due to current CBD regulations in Israel. CBD is still classified as a controlled substance in Israel and meaningful operations are not allowed until it is delisted.

Fotmer Life Sciences

Fotmer Corporation S.A. (“Fotmer”) is a corporation established in Uruguay that cultivates and produces medical cannabis at a high quality.

In December 2020, we entered into an agreement with Fotmer, under which we will import from Fotmer approximately 3,000 kilograms of quality medical cannabis products, each year for a period of four years (the “Fotmer Agreement”). Subject to the terms set out therein, the Fotmer Agreement provides us with a seven-and-a-half year exclusivity period over all of the final Fotmer-branded products sold in Israel.

During the reported period, we completed the first two import shipments from Fotmer.

c. Sales and Distribution

Israel

Under current regulations, patients in Israel fill prescriptions directly from a registered pharmacy. Our products meet all of the IMCA standards and are permitted to be sold within all registered pharmacies across Israel that are otherwise permitted to dispense medical cannabis to patients. We sell our products through pharmaceutical distributors and licensed retail pharmacy locations where patients can fill their prescriptions on-site or have our products delivered directly to their residence. Under the current regulations, the price of cannabis products is not fixed and will be determined primarily by market demand.

Fully Owned Trade Houses

In May 2021, we acquired 100% ownership of Pharma Zone Ltd., a thriving medical cannabis trade house in Israel that distributes our top-quality products to over 100 locations nationwide.

In addition, in May 2021, we purchased 100% of one of the leading operating trading houses in Israel (addition to Pharma Zone), which is authorized to distribute GMP medical cannabis products to pharmacies. The purchase of the trading house will support our vertically integrated model and be an addition to our existing distribution channels.

SLE

In September 2019, we entered into a distribution agreement with SLE, a subsidiary of Teva Group Pharmaceutical Industries Ltd., a leading Israeli company in the health services field (the “SLE Agreement”). Pursuant to the SLE Agreement, SLE provides us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel for a term of three years. In June 2021, the SLE Agreement was extended for an additional three years and may be renewed for two additional periods of three years each unless one of the parties terminates the agreement by providing 180 days’ notice. SLE holds an IMC-GDP distribution license and possesses an advanced logistics facility.

Novolog

In December 2020, we entered into a distribution agreement with Novolog, a leading Israeli company in the logistic health services field (the “Novolog Agreement”). Pursuant to the Novolog Agreement, Novolog provides us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel for a term of three years, with two optional extensions of two years each. Novolog holds an IMC-GDP distribution license and possesses an advanced logistics facility.

Super Pharm

In March 2020, we entered into a binding preliminary distribution agreement with Super-Pharm Ltd. (“Super Pharm”), the largest chain of pharmacies in Israel (which operates approximately 260 pharmacies) (the “Preliminary Super Pharm Agreement”). Super Pharm currently operates 60 pharmacies that sell cannabis for medical purposes (the “Super Pharm Pharmacies”). Pursuant to the Preliminary Super Pharm Agreement, Super Pharm agreed to purchase from us, and we agreed to sell to Super Pharm, 10 tonnes of our medical cannabis products for a period of three years, subject to signing a more detailed agreement (the “Super Pharm Agreement”). The parties to the Preliminary Super Pharm Agreement covenanted to negotiate in good faith and enter into the Super Pharm Agreement within 90 days from the date of the Preliminary Super Pharm Agreement. Super Pharm Agreement Negotiations have been extended several times. At the date of this MD&A, the parties maintain their relationship, which includes ongoing distribution of the Company’s products in Super Pharm Pharmacies, and the parties are close to finalizing the Super Pharm Agreement. We expect that the Super Pharm Agreement will be signed during the second quarter of 2023.

d. Expansion of the Medical Cannabis Dispensing Operation

Through our subsidiaries, we operate the first and leading chain of private pharmacies focused on dispensing medical cannabis in Israel, which includes 27 pharmacies across Israel, one CBD and life style products store in Austria and one pharmacy under waiting for regulatory approval in the UK, under different brands including Givol™, Max Pharm, Cookies and Lemonade. Twenty of the pharmacies hold permits and licenses for the distribution of medical cannabis and we are in the process of obtaining licenses for the remaining seven.

During the reported period, we developed and acquired seven pharmacies located in major cities across Israel.

International

Germany

In June 2019, we entered into a non-exclusive distribution agreement with a licensed distributor in Germany, for the purpose of distributing our pharmaceutical-grade products within Germany (the “German Distribution Agreement”). Since the end of the reported period, there has been no distribution of medical marijuana products under the German Distribution Agreement. The parties to the agreement are still exploring the optimal route to enter the German medical cannabis market.

Austria

On April 4, 2021, we entered into a partnership with an Austrian entity to operate together in the developing cannabis markets in Austria and Luxembourg. Pursuant to the agreement, the partnership will replicate the successful model of our subsidiary Canndoc in Israel to establish and manage the distribution, marketing, and sales of the Company’s products in selected countries in Europe. The partnership’s planned operations will be vertically integrated and will include both online and retail distribution for our branded products. The Austrian entity has committed to invest €10 million in an Austrian joint venture, which will be equally owned by the parties, with an option for the Austrian entity to increase its shares to 51% of all outstanding shares of the joint venture at any time. Operation under the joint venture agreement has not yet begun, and it is subject to the regulatory landscape development, which will allow Canndoc products to be sold in the selected markets. Due to the delays in the progress of the regulatory framework in the Austrian market, the Company anticipates challenges in executing this partnership. The financial macro environment has undergone a significant change, and it remains uncertain whether the Austrian partner will be able to fulfill their financial commitment as per the agreement between the parties.

While this partnership suffered from significant delays and setbacks and it is now uncertain if we will be able to sell Canndoc branded medical cannabis products through this channel, it does not affect our other operations in Austria through our partnership with Cookies. We continue to operate our CBD and accessories store in Vienna, which has significantly expanded its product offerings during the reported period.

UK

We entered into a multi-year agreement with Cookies under which we expect to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom, subject to local regulations. Our first store in the UK is expected to open during 2023 as a result of delays caused by local regulations.

Results of Operations (consolidated)

Financial data is expressed in thousands of NIS. The following tables present our results of operations for the periods denoted below.

For the three months ended December 31, 2022 as compared to the three months ended December 31, 2021

	For the 3-month period ended on December 31
	2022	2021(1)
Revenues	105,606	79,701
Gross income before impact of changes in fair value	37,484	36,613
Gross income	25,860	34,366
Research and development expenses	174	220
General and administrative expenses	8,876	11,608
Selling and marketing expenses	15,647	8,546
Changes in the fair value of financial assets through profit or loss, net	(3)	2,201
Share-based payment expenses	2,735	1,171
Other expenses (income), net	1,901	1,570
Consolidated operating profit (loss)	(3,470)	9,050
Comprehensive income (loss)	5,266	(3,040)
Interest / Financing cost	5,255	6,495
Tax expenses (income)	(13,991)	5,595

	For the 3-month period ended on December 31
	2022	2021(1)
Depreciation and amortization	4,351	3,208
EBITDA	881	12,258
Share-based payment expenses	2,735	1,171
Other expenses (income), net	1,901	1,570
Changes in the fair value of financial assets through profit or loss, net	(3)	2,201.
Fair value adjustment to inventory	11,623	2,247
Adjusted EBITDA	17,137	19,447
Basic earnings (loss) per share	0.19	(0.04)
Diluted earnings (loss) per share	0.19	(0.03)

Revenues – Revenue for the fourth quarter of the year ended 2022 represent growth of 33% compared to the corresponding period last year. The growth was primarily derived from (a) the growing medical cannabis market, increasing the demand for our products and (b) the expansion of our medical cannabis dispensing pharmacies footprint across Israel.

Gross profit before effect of fair value – The gross profit for the fourth quarter of 2022 increased by 2% to NIS 37 million, surpassing the NIS 36 million recorded in the fourth quarter of 2021. This growth was largely fueled by the acceleration in revenue. However, the overall percentage of gross profit dropped from 46% to 35% as a result of the changing local market conditions. Specifically, during the last quarter, as financially struggling companies and companies exiting the market sold low to mid quality products at lower prices to liquidize their inventories. This reflected mainly on our ultra-medical and legacy products while the prices for our top selling high quality products remained solid.

Adjusted EBITDA – Positive EBITDA of 16% primarily due to revenue growth while keeping operating expenses relatively stable. The decrease from the same period in 2021 was primary due to the described decrease in margins.

General and administrative expenses - General and administrative expenses for the fourth quarter of the year ended 2022 have decreased primarily due to the one-time expenses incurred in the fourth quarter of 2021, General and administrative expenses for the fourth quarter are in line with the average of the last four quarters.

Selling and marketing expenses – Selling and marketing expenses increased due to the launch of 5 new SKUs during the quarter, and extensive promotions activities for our new products, resulting in higher marketing budgets.

	For the 12-month period ended on December 31
	2022	2021(1)
Revenues	388,684	219,677
Gross income before impact of changes in fair value	158,957	95,989
Gross income	155,083	91,131
Research and development expenses	632	1,235
General and administrative expenses	36,082	27,206
Selling and marketing expenses	56,533	23,214
Changes in the fair value of financial assets through profit or loss, net	174	1,868
Share-based payment expenses	8,907	6,452
Other expenses (income), net	2,128	2,971
Consolidated operating profit (loss)	50,627	28,185

	For the 12-month period ended on December 31
	2022	2021(1)
Comprehensive income (loss)	43,749	7,293

Interest / Financing cost	6,785	9,451
Tax expenses (income)	93	11,441
Depreciation and amortization	11,699	7,393
EBITDA	62,326	35,578
Share-based payment expenses	8,907	6,452
Other expenses (income), net	2,128	2,971
Changes in the fair value of financial assets through profit or loss, net	174	1,868
Fair value adjustment to inventory	3,874	4,858
Adjusted EBITDA	77,409	51,727
Basic earnings (loss) per share	0.99	0.12
Diluted earnings (loss) per share	0.99	0.11

Revenues – Revenue for the full year 2022 represent growth of 77% compared to the corresponding period last year. The growth was primarily derived from the (a) medical cannabis market growth, and increasing the demand for our high quality branded products (b) the expansion of our medical cannabis dispensing pharmacies footprint across Israel and (c) during the period, Canndoc launched the Humboldt series of strains and expended its portfolio of products adding more then 30 new SKUs. The growth during the period is in line with our strategy to increase our market share within the Israeli medical cannabis market.

Gross profit before effect of fair value – The gross profit for 2022 increased by 66% to NIS 159 million, surpassing the NIS 96 million recorded in 2021. This growth was largely fueled by the acceleration in revenue. However, the overall percentage of gross profit have decreased from 44% to 41% as a result of the changing local market conditions. Specifically, during the last quarter, as financially struggling companies and companies exiting the market sold low to mid quality products at lower prices to liquidize their inventories. This reflected mainly on our ultra-medical and legacy products while the prices for our top selling high quality products remained solid.

Adjusted EBITDA – Third year in a row of positive EBITDA of 20% primarily due to revenue growth (as a result of an increase in market share), while keeping operating expenses relatively stable.

General and administrative expenses – General and administrative expenses for the full year of 2022 have increased primarily due to the expansion of our retail operations and the acquisitions of pharmacies, and the increase in operational manpower including new hires of pharmacists, customer service representatives, and pharmacy managers.

Selling and marketing expenses – Selling and marketing expenses increased due to the launch of 30 new SKUs, resulting in higher marketing budgets.

Selected Annual Financial Information

	As at December 31
	2022	2021	2020
Revenue	388,684	219,677	65,035
Total comprehensive profit (loss) for the year	43,749	7,293	(36,040)
Basic earnings (loss) per ordinary share	0.99	0.12	(1.42)
Diluted earnings (loss) per ordinary share	0.99	0.11	(1.42)

	As at December 31
	2022	2021	2020
Total current assets	507,493	336,160	76,652
Total non-current assets	450,514	360,385	249,618
Current Liabilities	312,719	193,585	29,877
Non-current Liabilities	123,811	33,548	4,284

Total Current Assets – The increase in 2022 was primarily due to the continuous increase in Intercure’s activity due to the expansion of the company’s pharmacy chain (trade receivables, inventories, and biologic assets).

Total Non-Current Assets – The increase in 2022 was primarily due to the consolidation of newly acquired companies. The consolidation of those subsidiaries’ operations led to an increase in the non-current assets and goodwill.

Current Liabilities – The total number of current liabilities was increased in 2022 primarily due to (a) the consolidation of the pharmacies and trading houses purchased during the period; (b) an increase in the Company’s activity which led to increase in trade payables, and other payables.

Non-Current Liabilities – The total amount of non-current liabilities was increased in 2022 primarily due to (a) bank loans taken by the Company and its subsidiaries during the period in order to fund its capital investment to expend its operations; (b) acquisitions made by the Company during the year which caused an increased in lease obligations.

Cash Flow

Cash Flow	For 12 months ended on December 31, 2022	For 12 months ended on December 31, 2021
Net cash provided by (used in) operating activities	51,267	30,135
Net cash provided by financing activities	120,446	197,940
Net cash provided by (used in) investing activities	(142,497)	(65,210)
Change in cash during the period	29,216	162,865
Exchange differences in respect of cash and cash equivalent balances	7,156	(4,536)

Cash and cash equivalents, beginning of year	196,217	37,888
Cash and cash equivalents, end of year	232,589	196,217

Intercure’s approach to liquidity is to always have sufficient liquidity to meet its liabilities as they come due. This is achieved by continuously monitoring cash flows and reviewing actual operating expenditures and revenue against budget.

Net cash flow provided by operating activities – The increase was primarily due to the growth in revenues, while keeping overall operational expenses relatively correlated with growth.

Net cash provided by financing activities – The decrease in net cash provided by financing activities for the year ended December 31, 2022 was primarily attributable to the financial stability of the company, which resulted in a reduced need for net loans to support its operations.

Net cash used in investing activities – The main investment for the year ended on December 31, 2022 were mainly continued investment in the Southern Kibbutz and the additional purchases of pharmacies.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly statements of operations data of the last eight quarters. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Q4- 2022	Q3- 2022	Q2- 2022	Q1- 2022	Q4- 2021	Q3- 2021	Q2- 2021	Q1- 2021
Revenue	105,606	100,572	95,277	87,229	79,701	61,695	45,230	33,051
Gross profit (loss)	37,484	44,074	41,542	35,857	36,613	24,682	19,267	15,427
Adjusted EBITDA	17,137	19,652	20,709	19,911	19,446	11,999	10,814	9,468
Basic earnings (loss) per share	0.19	0.16	0.35	0.38	(0.07)	(0.04)	0.14	0.03
Diluted earnings per share	0.19	0.16	0.34	0.36	(0.07)	(0.03)	0.12	0.02

Revenues – The growth in revenues quarter to quarter was primarily due to (a) the expansion of the Company’s production operations, (b) the increase in sales of the Company’s branded products, and (c) the expansion of the Company’s operations through the Company’s chain of pharmacies and trade houses.

Gross Profit – The increase in gross profit was mainly due to increase in the Company’s revenues. The significant decrease in the gross profit during Q4 of 2022 was primarily due to a change of the local market conditions. Specifically, during the last quarter, as financially struggling companies and companies exiting the market sold low to mid quality products at lower prices to liquidize their inventories. This reflected mainly on our ultra-medical and legacy products while the prices for our top selling high quality products remained solid.

Adjusted EBITDA – The increase in EBITDA quarter to quarter is primarily due to revenue growth resulting from an increase in market share and increase in gross profit, while keeping operating expenses relatively stable. Adjusted EBITDA for the quarter Q4 decreased due to the described decrease in Gross margins caused by local market conditions.

Liquidity and Capital Resources

Intercure has been generating profits which are expected to be the primary sources to fund its future operations. As a public company, Intercure may access the public and/or private markets to finance any additional needs it may have, including through the issuance of debt or equity securities.

The Company has a factoring agreement in respect of customer debt with a leading bank in Israel and other financing institutions. In accordance with the agreement, as of the reporting date, the Company assigned, through absolute assignment by way of sale, customer debt in the amount of approximately NIS 56 million with an estimate annual interest of 7%.

During the reporting period, the Company borrowed loans in an aggregate amount of NIS 264 million for periods of 0.25 – 5 years at interest rates ranging from Prime +1.97% to Prime +2.05%. During the reporting period the Company repaid loans in an aggregate amount of NIS 121 million

Intercure does not expect to require any additional funding in the future as it projects a positive cash flow from operations. Future capital commitments for 2023 are NIS 15million.

Summary of Contractual Obligations

NIS in thousands	Up to one year	1-3 years	4-5 years	5 years or more	Total
Credit from banking corporations	126,935	68,607	30,857	220	226,619

NIS in thousands	Up to one year	1-3 years	4-5 years	5 years or more	Total
Trade payables and other payables	174,463	–	–	–	174,463
Lease liability (1)	4,349	7,924	5,401	9,777	27,451
Short term loan from related party (Note 13B)	1,090	–	–	–	1,090
Total	306,837	76,531	36,258	9,997	429,623

Critical Accounting Estimates

The Company’s critical accounting estimates are summarized in note 3 of the Annual Financial Statements. The Company has had no significant changes in critical accounting estimates

Changes in Accounting Policies including Initial Adoption

During the reported period, the Company changed the classification of interest paid on loans to be classified as part of financing activity. The Company made many investments in the last year through loans and considered it more appropriate to present this under financing activity. Refer to the Annual Financial Statements for further details of the Company’s changes in accounting policies.

Outstanding Share Data

As of the date of this MD&A, Intercure’s outstanding shares capital can be summarized as follows:

Type	Shares	Options / Warrants
Ordinary Shares Options (B) (1)	45,572,709	1,631,708
ESOP (A) (2)		1,199,791
ESOP (B) (3)		717,792
ESOP (C) (4)		340,170
ESOP (D) (5)		596,937
ESOP (E) (6)		460,000
ESOP (F) (7)		287,131

Notes:

(1)	Options (B) were issued to certain investors in July 2020 and expire in August 2023 with an exercise price of NIS 19.58* per ordinary share.

(2)	ESOP (A) were issued to our directors between September 2018 to January 2020 and expire in ten years from the date of issuance with an exercise price of NIS 15.57 * per ordinary share.

(3)	ESOP (B) were issued to certain employees in January 2021 and expire in five years from the date of issuance with an exercise price of NIS 18.38* per ordinary share.

(4)	ESOP (C) were issued to certain employees in August 2021 and expire four years from the date of issuance with an exercise price of NIS 20.16 per ordinary share.

(5)	ESOP (D) were issued to certain employees in May 2022 and expire four years from the date of issuance with an exercise price of NIS 20.68 per ordinary share.

(6)	ESOP (E) were issued to our Chief Executive Officer on September 15 and expire 4 years from the date of issuance with an exercise price of NIS 21.76 per ordinary share.

(7)	ESOP (F) were issued to certain employees in November 2022 and expire 4 years from the date of issuance with an exercise price of NIS 16.96 per ordinary share.

* On April 8, 2021 the Company effectuated a capital consolidation.

Transactions with Related Parties

Loans from related party

Following Intercure’s acquisition of Canndoc and the appointment of Mr. Avner Barak as a director of Intercure, a previous loan from Mr. Avner Barak to Canndoc in the amount of NIS 718 thousand was assumed by Intercure. The loan principal bears annual interest, calculated annually, according to the minimum interest rate prescribed in section 3J of the Income Tax Ordinance (2.61% in 2018). The loan will be repaid in equal monthly installments (principal and interest) in the amount of NIS 15 thousand per installment. The balance of the loan as of December 31, 2022 was approximately NIS 76 thousand. The loan was loaned by the founder to the company before Intercure acquired it to support its operations. When Canndoc was purchased, the terms of the loans were agreed as part of the acquisition agreement.

Cannolam and other subsidiaries have loans to shareholders as of the date of acquisition by Intercure. The total balance of the loans as of December 31, 2022 was NIS 1,014 thousand. The principal on the loans bear annual interest in NIS, calculated annually, according to the minimum interest rate prescribed in section 3J of the Israeli Income Tax Ordinance (2.42% in 2022). The loans were loaned by the founders of the companies before Intercure acquired them to support their operations. When the companies were purchased, the terms of the loans were agreed as part of the aquistion agreements.

Sublease agreement with companies related to a related party

Canndoc subleases part of its headquarters’ offices to XTL Ltd, GFC Ltd., and GreenForest Ltd., which are related to Intercure’s controlling shareholder, Mr. Alexander Rabinovich. The aggregate revenue generated by Intercure from the leases is approximately NIS 26 thousand per month. The subleases are back-to-back in terms of Canndoc’s lease with the landlord relative to its leases with Mr. Rabinovich.

Proposed Transactions

We seek potential acquisition targets on an ongoing basis and may complete several acquisitions in any given fiscal year.

Off-Balance Sheet Transactions

The Company has no off-balance sheet arrangements.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

The Chief Executive Officer (the “CEO”), and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release.

The CEO and the CFO are also responsible for the design of internal controls over financial reporting (“ICFR”). The fundamental goal is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis and to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, and failure to detect unauthorized receipts, expenditures, and unauthorized acquisitions or dispositions of assets. The relatively small size of the Company makes the identification and authorization process relatively efficient and a process for reviewing ICFR has been developed. To the extent possible given the Company’s small size, the internal control procedures provide for separation of duties for receiving, approving, coding and handling of invoices, entering transactions into the accounts, writing checks and wire requests and also require two signers on all payments.

The CEO and CFO evaluated the effectiveness of the Company’s DCP and ICFR as required by NI 52-109 issued by the Canadian Securities Administrators. They concluded that, subject to the below, as of December 31, 2022, the Company’s design and operation of its DCP and ICFR were effective. The CEO and CFO also concluded that, subject to the below, no material weaknesses existed in the design of the ICFR.

The Company continually reviews and enhances its systems of controls and procedures. However, because of the inherent limitation in all control systems, management cautions that ICFR will not prevent or detect all misstatements due to error or fraud.

Financial Instruments and Other Instruments

We do not have any financial instruments other than normal course accounts receivable and payables associated with our business activities.

Risk and Uncertainties

We are subject to foreign exchange and liquidity risks.

Foreign Exchange Risk. Our reporting and functional currency is the NIS, but some portion of our operational expenses are in U.S. dollars, Canadian dollars and Euros. As a result, we are exposed to some currency fluctuation risks. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us and our operations could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Liquidity risk. We monitor forecasts of our liquidity reserve (comprising cash and cash equivalents available-for-sale financial assets and short-term deposits). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the process of expanding our operations and the expenses associated therewith and we are therefore exposed to liquidity risk.

Business Developments

For the year ended December 31, 2022 and up to the date of this MD&A:

On February 16, 2022, we announced a definitive agreement with Cann Pharmaceutical Ltd., an Israeli medical cannabis multi-national operator known as “Better”, pursuant to which and subject to its terms, Intercure was to acquire 100% of the issued and outstanding shares of Better. Better’s shares for a purchase price of US$35 million (the “Better Agreement”). The acquisition was initially expected to close in the beginning of Q3 2022, subject to customary closing conditions as well as specific approvals of the IMCA, the TSX, as well the court in Israel. On November 23, 2022 we announced that there were some fundamental disagreements between the parties and on February 1, 2023 we announced that the closing conditions contained in the Better Agreement were not met and the agreement was automatically terminated. On February 14, 2023, we announced the filing of a lawsuit against Better, seeking to recover funds loaned and invested in connection with the Better Agreement.

On March 1, 2022, we announced a definitive agreement with Altman Health, a market leader with an unmatched shelf space of OTC and nutritional supplements in over 1700 points of sale, including all major pharmacies across Israel. The newly formed company, held jointly by the Company and by Altman Health, will be focused on the new Israeli CBD product market, following the Israeli Minister of Health’s announcement on February 28, 2022 that CBD will be removed from the Israeli DDO.

On March 22 2022, we announced the execution of an exclusive multi-year cultivation, marketing and distribution agreement (the “Clever Leaves Agreement”) with Clever Leaves, a leading multinational operator and licensed producer of pharmaceutical-grade cannabinoids. Over the term of the Clever Leaves Agreement, Intercure will have access to Clever Leaves’ high-THC medical cannabis flower to serve several medical cannabis markets, including the Israeli market. As part of the partnership, Clever Leaves will cultivate Intercure’s high quality strains to launch Intercure’s EU-GMP compliant branded products within the EU, UK and South American markets.

On June 2, 2022, we announced the grand opening of its flagship Cookies pharmacy in Be’er Sheva, the largest city in Israel’s southern region, known as the capital of the Negev.

On June 21, 2022, we announced the successful opening of the first flagship Cookies store in Austria, located in the Neubau district of Vienna. The flagship location offers Cookies’ unique CBD menu, available for the first time in Europe, as well as clothing and lifestyle products. In the future, as regulations are evolving, pharmaceutical grade medical cannabis will be available for Austrian patients, including Cookies EU-GMP THC products. The Vienna launch represents the spearhead of an expansion into additional European countries, following the successful collaboration between the two companies in the global pharmaceutical grade medical cannabis markets, including Israel.

On November 17, 2022, we announced that we entered into a new multi-year agreement with Organigram to continue supply of dried flower to InterCure. The New Strategic Agreement contemplates up to 20,000 kg to be supplied to InterCure’s international supply chain. Subject to the terms and conditions of the New Strategic Agreement, Organigram has agreed to exclusively supply InterCure in Israel for the term. Additionally, the parties agreed on certain popular genetics which will be exclusively supplied for distribution into InterCure’s international supply chain, subject to local regulations.

On December 5, 2022, we announced the withdrawal of a class action lawsuit against the Company. The lawsuit was described in the Company’s press release dated May 26, 2020 and in the Company’s Annual Information Form for the year ended December 31, 2021 and was primarily concerning a motion to certify, as a class action, a claim filed against the Company, its directors and its executive officers, alleging that the Company violated its obligation to publicly disclose certain events and developments which impacted the valuation of Regenera Pharma Ltd. (in which the Company held a 11.76% position during the time relevant to the claim). On December 2, 2022, the Tel Aviv District Court approved a consent motion to withdraw the lawsuit, without any payment to the plaintiff from the Company.

On December 19, 2022, we announced that we entered into a partnership agreement with Praetorian Global, Inc. the parent company of the award-winning cannabis brand, “Binske” to grant InterCure an exclusive multi-year right to cultivate, manufacture, market, and distribute Binske-branded products in major global pharmaceutical markets including Israel, Germany, Australia, UK and others.

Additional Information

Additional information relating to the Company, including the Company’s most recently filed AIF, can be found on the Company’s profile at www.sedar.com and on the Company’s website at www.intercure.co.